UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B), (C)
         AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)

                              (Amendment No. ___)*

                           OnCourse Technologies, Inc.
                           ---------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                     68232E
                                     ------
                                 (CUSIP Number)

                                November 8, 2001
              -----------------------------------------------------
              Date of Event Which Requires Filing of this Statement

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                      Rule 13d-1(b)
                               -----
                                 X    Rule 13d-1(c)
                               -----
                                      Rule 13d-1(d)
                               -----

-------------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.  68232E
            ------

1)   Name  of  Reporting  Person     Craig  M.  Hoffmann
                                     -------------------
     I.R.S. Identification No. of Above Person (Entities Only)
                                                                -----------

2)   Check  the  Appropriate  Box  if  a  Member  of  a  Group  (See
     Instructions)

       (a)
            -----

       (b)
            -----

3)   SEC  Use  Only
                        ----------------------------------

4)   Citizenship  or  Place  of  Organization     U.S.A.
                                                  ------

     Number  of  Shares     5)     Sole  Voting  Power             985,983
     Beneficially  Owned                                           -------
     By  Each  Reporting    6)     Shared  Voting  Power             0
     Person  With                                                  -------
                            7)     Sole Dispositive Power          985,983
                                                                   -------
                            8)     Shared Dispositive Power          0
                                                                   -------

9)   Aggregate  Amount  Beneficially  Owned  by  Each  Reporting
     Person     985,983
                -------

10)  Check  Box  if  the  Aggregate Amount in Row (9) Excludes Certain Shares
     (See  Instructions)     X
                           -----

11)  Percent  of  Class  Represented  by  Amount  in  Row  9     5.4%
                                                                 ----


12)  Type  of  Reporting  Person  (See  Instructions)     IN
                                                         ----

Item 1(a).  Name  of  Issuer.

     OnCourse Technologies, Inc.

Item 1(b).  Address  of  Issuer's  Principal  Executive  Offices.

     OnCourse Technologies, Inc.
     3106  South  166th  Street
     New  Berlin,  WI  53151

Item 2(a).  Name  of  Person  Filing.

     Craig  M.  Hoffmann

Item 2(b).  Address  of  Principal  Business  Office  or,  if  None,  Residence.

     Craig  M.  Hoffmann
     OnCourse  Technologies, Inc.
     3106  South  166th  Street
     New  Berlin,  WI  53151

Item 2(c).  Citizenship.

     Craig  M.  Hoffmann  is  a  citizen  of  the  United  States  of  America.

Item 2(d).  Title  of  Class  of  Securities.

     Common  Stock,  par  value  $.01  per  share

Item 2(e).  CUSIP  Number.

      68232E

Item 3.  Filing  Status  if  Filed  Pursuant  to  Rule  13d-1(b)  or  13d-2(b).

         Not  applicable.

Item 4.  Ownership.

         (a)     Amount  Beneficially  Owned:  985,983

         (b)     Percent  of  Class:  5.4%

         (c)     Number  of  Shares  as  to  Which  Such  Person  Has:

              (i)   Sole  Power  to  Vote  or  to  Direct  the  Vote:  985,983

             (ii)   Shared  Power  to  Vote  or  to  Direct  the  Vote:  0

            (iii)   Sole Power to Dispose or Direct the Disposition of:  985,983

             (iv)   Shared  Power to Dispose or Direct the Disposition of:  0

Item 5.  Ownership  of  Five  Percent  or  Less  of  a  Class.

         Not  applicable.

Item 6.  Ownership  of  More  Than  Five  Percent  on Behalf of Another Person.

         Not  applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not  applicable.

Item 8.  Identification  and  Classification  of  Members  of  the  Group.

         Not  applicable.

Item 9.  Notice  of  Dissolution  of  Group.

         Not  applicable.

Item  10.  Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        03/05/02
                                                        --------
                                                          Date

                                                  /s/  Craig  M.  Hoffmann
                                                  ------------------------
                                                        Signature

                                                    Craig  M.  Hoffmann
                                                    -------------------
                                                        Name/Title